SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934







                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                         Form 40-F
                  ----------------------                      ---------------

         Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                         No       X
            ----------------------                     ----------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

News Release                                                   [GRAPHIC OMITTED]



         PTC REPORTS CONSOLIDATED THIRD QUARTER 2001 RESULTS



         Warsaw - November 14, 2001 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland's leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the third quarter ended September 30, 2001. Figures are presented in Polish Zloty and in accordance with International Accounting Standards (IAS).



     - Gross subscriber additions totaled 397 thousand in the third quarter. Total consolidated subscriber base grew 39 percent to 3.5 million;

     - Maintained market leadership position in the postpaid market segment with 43.9 percent market share and in the overall wireless market with
          39.8 percent market share;

     - Revenues for the third quarter increased 15.4 percent to PLN 1,152.2 million when compared to the third quarter of 2000 and 8.7 percent sequentially from the second quarter of 2001;

     - EBITDA margin increased to 41.9 percent in the third quarter of 2001 from 36.6 percent in the third quarter of 2000;

     - Average Revenue per User (ARPU) for the third quarter was PLN 106.4, an increase from the second quarter of 2001 ARPU of PLN 104.3;

     -    Monthly churn rate at 2.1 percent.



FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2001



REVENUES

     Revenues: Total revenues for the third quarter of 2001 grew 15.4 percent in comparison to the same period of 2000, despite the impact of tariff reduction in late 2000.

Total revenues for the three months ended September 30, 2001 were PLN 1,152.2 million (US$ 272.0(1) million), an increase of PLN 154.1 million (US$ 36.4 million) or 15.4 percent compared with the third quarter of 2000 and an increase of 8.7 percent from PLN 1,060.1 million (US$ 250.2 million) in the second quarter of 2001.

During the quarter, service revenues and fees increased 16.0 percent to PLN 1,095.1 million (US$ 258.5 million) from PLN 944.3 million (US$ 222.9 million) in the third quarter of 2000.

Compared to the third quarter of 2000, revenues from the sale of telephones and accessories increased 6.2 percent to PLN 57.1 million (US$ 13.5 million) from PLN 53.8 million (US$ 12.7 million). This increase is the result of the growing portion of prepaid bundled packages sold in the third quarter of 2001.



ARPU

     ARPU: During the third quarter of 2001, ARPU increased to PLN 106.4 when compared to the second quarter of 2001, but decreased by 19.4 percent from the third quarter of 2000, a result of the new tariff plans introduced in November 2000 together with promotional minutes offered to new subscriptions.

During the third quarter of 2001, average revenue per user (ARPU) was PLN 106.4 (US$ 25.1) a small increase when compared to the second quarter 2001 of PLN
104.3 (US$ 24.6). Compared to the third quarter 2000 ARPU decreased 19.4 percent from PLN 132.0 (US$ 31.2).

The decrease in ARPU over the last twelve months is the result of the impact of the new tariff plans introduced in the fourth quarter of 2000, which have helped PTC protect its market share, as well as an increasing portion of prepaid users in the total subscriber base.

The improvement over the second quarter of 2001 can be attributed to the increasing proportion of out-bound calls coupled with a decrease in the proportion of free or promotional minutes used by PTC subscribers. Furthermore, ARPU was affected by the decreasing proportion of dormant prepaid subscriber accounts due to the end of the disconnection free period resulting from changes in the disconnection policy.

ARPU  was  also  positively  impacted  by the  first  full  quarter  of the  new
regulation,   which  allows  PTC  to  collect  revenue  on  international  calls terminating in its network.

ARPU from postpaid subscribers during the quarter was PLN 140.1 (US$ 33.1) compared to PLN 135.4 (US$ 32.0) in the second quarter of 2001. ARPU from prepaid subscribers was PLN 40.6 (US$ 9.6) compared to PLN 37.0 (US$ 8.7) in the second quarter of 2001.



COST OF SALES

     Cost of Sales: Cost of sales went up by 16.2 percent in the third quarter of 2001.

For the three months ended September 30, 2001, total cost of sales was PLN 678.3 million (US$ 160.1 million), up 16.2 percent from PLN 583.8 million (US$ 137.8 million) in the third quarter of 2000.

Total cost of sales comprises of cost of services sold and cost of sales of telephones and accessories. During the third quarter of 2001, the cost of services sold increased 32.6 percent to PLN 456.3 million (US$ 107.7 million) from PLN 344.0 million (US$ 81.2 million) in the third quarter of 2000. This is the result of an increase in interconnect expenses, following the increasing portion of outgoing calls, together with the strong increase in depreciation and amortization costs. These cost increases were partially offset by a decrease in the leased lines expense, which resulted from the completion of the backbone network, as well as a reduction in dealer commissions.

Cost of sales of telephones and accessories decreased 7.4 percent to PLN 222.0 million (US$ 52.4 million) compared to PLN 239.7 million (US$ 56.6 million) for the quarter ended September 30, 2000. The decrease in the cost of telephones and accessories is the result of a 4.5 percent decrease in gross additions offset partially by the commencement of the retention program to subsidize replacement terminals for our high ARPU customers.

Additionally, a general decrease in handset purchase prices has been compounded by the change in the subscriber acquisition structure with an increasing portion of prepaid customers receiving less sophisticated, cheaper handsets.



COST OF ACQUISITION

During the third quarter of 2001, the average cost of acquisition decreased to PLN 486.1 (US$ 114.7) compared to PLN 551.8 (US$ 130.2) in the third quarter of 2000 and PLN 558.9 (US$ 131.9) in the second quarter of 2001.

The average cost of acquisition  for the postpaid  subscribers  decreased to PLN
791.1 (US$ 186.7) in the third quarter of 2001 from PLN 837.3 (US$ 197.6) in the second quarter of 2001; the average acquisition cost for prepaid customers decreased significantly to PLN 114.5 (US$ 27.0) compared to PLN 185.9 (US$ 43.9) in the second quarter of 2001, the result of tight management control over acquisition expenses.

Additionally, the decrease in the blended average acquisition cost reflects the increasing share of prepaid customers in gross subscriber additions.



GROSS MARGIN

Gross margin for the quarter was PLN 473.9 million (US$ 111.9 million), compared with gross margin of PLN 414.4 million (US$ 97.8 million) in the same period of 2000. Compared to the second quarter 2001, gross margin improved by 7.6 percent from PLN 440.5 million (US$ 104.0 million).

The increase in gross margin in the three months ended September 30, 2001 compared to the three months ended September 30, 2000 was primarily due to the substantial increase in the net subscriber base and the resulting economics of scale in the operation of the Company's network and the delivery of telecommunication services to its subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales.

As a percentage of total net sales, gross margins slightly decreased to 41.1 percent in the third quarter of 2001 from 41.5 percent for the third quarter of 2000, the result of slightly faster growth on the cost of sales side, driven mainly by 55.0 percent increase in depreciation and amortization.



BAD DEBT EXPENSE

Through an aggressive bad debt management policy and the increase in portion of prepaid users PTC managed to significantly reduce its bad debt expense as a percentage of revenues. Moreover, due to the continued and sustained improvement in collection efficiency, PTC was able to release approximately PLN 10 million (US$ 2.4 million) of bad debt provisions during the quarter, which allowed PTC to decrease the bad debt expenses from 1.3 percent, before the correction in the bad debt provision, to 0.5 percent after the correction. In comparison, bad debt expense was 3.2 percent in the third quarter of 2000. Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers.

In addition, in order to prevent further bad debt expense increases, PTC together with other wireless operators in Poland will coordinate efforts to improve their ability to identify potential risky clients. As a result of this effort, beginning October 3, 2001, potential new customers are given a choice: to either allow the wireless operators to check their credit history with other operators or pay a

PLN 760 (US$ 179.4) deposit which will be refunded after 6 months if all the outstanding balances are paid. As expected, very few customers have elected to pay the deposit and accordingly PTC is now able to check relevant payment history prior to accepting a new customer.


EBITDA GROWTH

     EBITDA: In the third quarter of 2001, EBITDA grew 32.2 percent compared to the third quarter of previous year.

EBITDA for the three months ended  September 30, 2001 was PLN 482.6 million (US$
113.9 million) compared to PLN 365.2 million (US$ 86.2 million) in the same period of 2000. This represents EBITDA growth of 32.2 percent compared to the same period of the previous year, a result of a 15.4 increase in revenues coupled with a 5.8 percent increase in the cost of sales and operating expenses excluding depreciation and amortization. During the quarter, depreciation and amortization increased 53.1 percent from the same period of 2000.

In the third quarter of 2001, EBITDA went up by 12.9 percent from PLN 427.5 million (US$ 100.9 million) in the second quarter of 2001.

EBITDA margin for the quarter was 41.9 percent, an increase of 5.3 percentage points from the 36.6 percent in the same period of 2000.


OPERATING PROFIT

     Operating Profit: Operating profit for the third quarter increased by 14.5 percent to PLN 287.2 million when compared to the second quarter of 2001. The 1.6 percent reduction in operating expenses is attributable to an 11 percent decrease in advertising costs and 73 percent reduction in bad debt expenses.

Operating  profit for the quarter was PLN 287.2 million (US$ 67.8  million),  up
20.9 percent when compared to the PLN 237.5 million (US$ 56.1 million) in the corresponding period of 2000. When compared to the second quarter of 2001, operating profit improved by 14.5 percent or PLN 36.4 million (US$ 8.6 million) from PLN 250.8 million (US$ 59.2 million).

As a percentage of total net sales, operating profit increased to 24.9 percent in the third quarter of 2001 from 23.8 percent in the third quarter of 2000 and
23.7 percent in the second quarter of 2001.

The increase in the operating profit over the second quarter of 2001 is the result of the 7.6 percent increase in gross margin whilst operating expenses fell 1.6 percent. The reduction in operating expenses came from an 11 percent decrease in advertising costs and 73 percent reduction in bad debt expenses, partially offset by slight increase in wages and other administrative expenses.



FINANCIAL EXPENSES

Foreign exchange losses and interest expense together with other financial losses resulted in a net financial expense of PLN 491.8 million (US$ 116.1 million) in the third quarter of 2001 compared to the net financial expense of PLN 175.3 million (US$ 41.4 million) in the third quarter of 2000.

During the quarter, net interest expense was PLN 129.2 million (US$ 30.5 million), compared to PLN 134.9 million (US$ 31.8 million) for the three months ending September 30, 2000 and PLN 117.7 million (US$ 27.8 million) for the second quarter of 2001.

The decrease over the third quarter of 2000 is the result of a decrease in the Zloty, Euro and US dollar interest rates which reduced the cost of debt.

The increase over the previous quarter can be attributed to the increase in PTC's bank borrowings following the UMTS license fee payment of Euro 83 million on June 30, 2001.

Cash interest paid, net(2) for the nine months ended September 30, 2001, was PLN
136.1 million (US$ 32.1 million).

During the month of July, the Polish Zloty depreciated against the US Dollar and Euro by 6.3 percent and 9.9 percent respectively. However, in August, the Zloty started appreciating against those two currencies to finish the quarter at a rate of US$1 = PLN 4.2367 and Euro 1 = PLN 3.8810. The depreciation of the currency during the quarter resulted in a net foreign exchange loss of PLN 316.1 million (US$ 74.6 million) of which approximately PLN 243.0 million (US$ 57.4 million) was recorded in July 2001, compared to a net foreign exchange loss of PLN 40.5 million (US$ 9.6 million) for the three months ended September 30, 2000.

Net foreign exchange loss includes a loss of PLN 21.7 million (US$ 5.1 million) that relates to realized transactions; the balance relates to the revaluation of financial assets and liabilities denominated in foreign currency.

During the quarter,  the Company  recognized other net financial expenses of PLN
46.6 million (US$ 11.0 million) resulting mainly from losses on the fair value revaluation of forward contracts and embedded derivatives including loss of PLN
16.5 million (US$ 3.9 million) relating to call options embedded in Company's Notes.

PTC is managing its foreign exchange and interest rate risks through a hedging policy, implemented early 2000. The hedging policy is monitored and updated continuously.

During the quarter, cross currency swaps used to hedge part of future interest payments on PTC's Notes have gained in value by approximately PLN 63.1 million (US$ 14.9 million) and represented an asset of PLN 35.1 million (US$ 8.3 million) at September 30, 2001. These gains are held in shareholders' equity as they qualify as effective hedges of cash flow exposures under IAS 39.



NET INCOME

     Net Income: PTC net loss totaled to PLN 152.2 million (US$ 35.9 million) reducing net income for the nine months period ended September 30, 2001 to PLN 199.9 million (US$ 47.2 million).

Strong operating results in the third quarter of 2001 were offset by the Zloty's devaluation against the USD and the Euro resulting in foreign exchange losses and reducing the bottom line to a net loss of PLN 152.2 million (US$ 35.9 million), compared to a net income of PLN 36.8 million (US$ 8.7 million) in the corresponding period of 2000.

The losses in the third quarter reduced net income for the nine months ended September 30, 2001 to PLN 199.9 (US$ 47.2 million) compared to the net loss of PLN 105.9 million (US$ 25.0 million) for the nine months ended September 30, 2000.



LIQUIDITY

The syndication for Euro 100 million, launched in August, represents a portion of Deutsche Bank and DresdnerKleinwortWasserstein existing commitments as arranging banks to the Euro 650 million facility. By raising additional Euro 50 million, PTC increased its Bank Credit Facilities to Euro 700 million.

As of September 30, 2001, PTC had drawn down the Zloty tranche of PLN 1,258.6 million (US$ 297.1 million) and multicurrency tranche of Euro 50.0 million (US$
45.8 million) under the new senior secured Bank Credit Facilities,  leaving Euro
292.5 million (US$ 267.9 million) available.

Total debt as of September 30, 2001 was PLN 5,166.9 million (US$ 1,219.6 million) which comprised of PLN 7.0 million (US$ 1.6 million) of current debt(3) and PLN 5,159.9 million (US$ 1,217.9 million) of long-term debt(4).

EBITDA for the nine months ended September 30, 2001, amounted to PLN 1,234.5 million (US$ 291.4 million) compared to the investments in PTC's GSM business which totaled PLN 735.6 million (US$ 173.6). Accordingly, PTC is well established on a trajectory of free cash flow generation from its 2G business.

Overall funding sufficiency to realize the Company's 2.5G and 3G business plans continues to depend on the timing of the technology availability, movement in the UMTS launch deadlines and eventual uptake of UMTS services.



     OPERATIONAL HIGHLIGHTS



     Growth in Subscriber Base: compared to the third quarter of 2000, subscriber base in the third quarter of 2001 increased by 39.2 percent, making PTC the undisputed leader in the Polish wireless market.



SUBSCRIBER GROWTH

During the third quarter, PTC attracted 396,662 subscribers (gross adds) compared to 415,235 in the corresponding quarter of 2000, bringing the total number of subscribers at the end of the third quarter of 2001 to 3.5 million. In comparison to the third quarter of 2000, the total subscriber base increased
39.2 percent to 3,503,695 from a subscriber base of 2,516,965 at the end of the third quarter of 2000.

PTC attracted 217,852 postpaid subscribers and 178,810 prepaid subscribers compared to 274,127 postpaid subscribers and 141,108 prepaid subscribers in the third quarter of 2000.

This reflects a continuation of the trend first noted in the second quarter, whereby the deteriorating Polish economic situation and a growing acceptance of prepaid services, with no contractual obligations, is causing a slow-down in post-paid sales. This situation is visible throughout the whole wireless market in Poland which is reflected by PTC's stable market share, of 43.9 percent, in the postpaid segment.

During the quarter, the Company's postpaid subscribers grew to 2,284,562, a 20.2 percent increase from 1,900,999, at the end of the third quarter of 2000. Prepaid subscribers totaled 1,219,133 and represented 34.8 percent of all subscribers, versus 615,966 and 24.5 percent at the end of the third quarter of 2000. This represents prepaid growth of 97.9 percent over the third quarter of 2000.

The Company estimates that the overall Polish wireless market grew by approximately 7 percent in the third quarter of 2001 to approximately 8.8 million subscribers, a 22.8 percent market penetration compared to 10 percent growth in the second quarter of 2001.

During the last several quarters, the total prepaid market grew much faster than the postpaid market with growth of 14.7 percent and 2.2 percent respectively in the third quarter and 19.8 percent and 4.5 percent respectively in the second quarter of 2001.

PTC's subscriber base represents approximately 39.8 percent of the total wireless market, which continues to position PTC as the leader among wireless services providers in Poland.



CHURN RATE

     Churn Rate: During the third quarter 2001, the overall churn rate increased slightly when compared to the second quarter of 2001, the result of an increase in churn from prepaid customers.

In the third quarter of 2001, the average monthly churn rate increased slightly when compared to the second quarter of 2001 and the third quarter of 2000, to reach 2.1 percent.

The average monthly churn rate was 2.4 percent for postpaid customers and 1.4 percent for prepaid customers. The increased churn rate for the prepaid segment over the previous quarter resulted from the expiration of the disconnection free period, a result of an extension to the coupon validity period from six to twelve months, ended in June 2001. The churn rate for the prepaid segment decreased significantly when compared to the 2.2 percent in the third quarter of 2000 partially due to extended prepaid coupon validity coupled with an improvement in PTC's prepaid service.

The increased churn rate in the postpaid market is primarily due to the very attractive promotions launched in 1999 which were highly successful in boosting the subscriber base with customers who signed two years contracts. After the expiration of the contract, customers may leave PTC's network with no additional fees or switch to prepaid. In order to minimize churn rate in this group, the Company ran several loyalty and retention programs but it nonetheless recorded a slight increase in the churn rate for postpaid subscribers.



MINUTES OF USE (MOU)

Calculated on a monthly basis as a subscriber's average, MoU's during the quarter were 160, compared to 161 in the third quarter of 2000.

The average MoU's in the third quarter of 2001 were 201 minutes for postpaid customers and 80 minutes for prepaid customers.

The stabilization of MoU's despite the increasing portion of prepaid customers can be attributed to PTC's strategy of offering bundled minutes of airtime in tariff plans and free or discounted promotional minute packages to stimulate the utilization of mobiles and substitution of fixed line alternatives in the calling habits of its customers.

During the third quarter 2001, the number of MoU showed an increasing portion of outgoing minutes together with a decreasing portion of promotional and discounted minutes for both postpaid and prepaid customers, improving revenue per minute.



GROWTH IN THE NUMBER OF SMS

     SMSs sent from PTC network increased to 13 per subscriber, per month in the third quarter.

During the third quarter 2001, the average number of SMSs sent from PTC's network increased to almost 13 SMSs per subscriber per month compared to approximately 12 SMSs per month in the second quarter 2001 and 8 SMSs per subscriber in the third quarter 2000. Postpaid subscribers sent slightly more than 13 SMSs per month while prepaid users sent about 11 SMSs per month.


NETWORK BUILD-OUT

     Network Build-Out: At the end of the third quarter 2001, total network investment reached PLN 6.4 billion. This includes both network assets of PLN 3.9 billion and license fees of PLN 2.5 billion.

The SDH network further reduced PTC's dependence on leased lines connections with TPSA, and reduced the cost of sales. Leased line expense decreased by almost 64 percent to PLN 14.4 million (US$ 3.4 million) in the three months ended September 30, 2001 from PLN 39.8 million (US$ 9.4 million) in the three months ended September 30, 2000. The cost of SDH backbone totaled Euro 43.4 million (US$ 39.8 million).

PTC is currently continuing investment in the build-out of its GSM network to increase capacity and further improve the already high quality of its services. As of September 30, 2001, PTC's network covered 95.4 percent of the geographical area of the country and approximately 99.3 percent of the population.



         RECENT DEVELOPMENTS



BANK CREDIT FACILITIES EXTENDED TO EURO 700 MILLION

On August 6, 2001, Deutsche Bank AG (DB) and DresdnerKleinwortWasserstein (DKW) launched a syndication for Euro 100 million Supplemental Credit Facility, as part of the biggest Bank Credit Facility ever signed in Poland and granted to PTC in February 2001 in the amount of Euro 650 million.

In full co-operation with PTC, DB and DKW syndicated a portion of their existing commitments as arranging banks to the Euro 650 million facility. On September 24, the syndication was closed.

During the syndication process, PTC took advantage of high investor demand and raised an additional Euro 50 million to help meet its future funding requirements. This additional funding extends its existing facilities from Euro 650 million (Euro 100 million of that facility was syndicated) to Euro 700 million.

An increased number of Polish banks participated in the syndication. The completion of Elektrim - Vivendi transaction takes PTC out of the calculation of Elektrim's lending limits by Polish banks, which opens a new source of potential financing for PTC with no foreign exchange risk.



PTC AND PARLIAMENTARY ELECTION POLLING RESULTS

On September 23, PTC participated in receiving election exit poll results and their presentation on one of the most popular Polish private television stations: TVN. TVN signed a contract with PBS (a market research company) and PTC as the exclusive suppliers of election exit poll results. Several hundred pollsters queried voters and provided statistical reports. PBS representatives then sent special SMS reports via PTC mobiles. PTC collected and compiled these reports for TVN and its viewers.

PTC's technology together with other applied solutions made the preliminary results known shortly after the close of voting. Pollsters sent about 120,000 SMSs during election day.



PTC DEMONSTRATES A UMTS CALL AT TELECOM FAIR

In September, PTC as the leading operator in Poland presented the first UMTS working phone. The system was prepared in co-operation with Siemens and was based on PTC's network. Starting late 2001, PTC plans to conduct several UMTS system tests with main vendors. Tests, based on the frequencies leased from URT and Ministry of Transportation will be completed sometime in the second quarter of 2002.


UMTS LAUNCH DEADLINES POSTPONEMENT REQUEST SUBMITTED

In September all three wireless operators in Poland (PTC, Polkomtel SA and PTK Centertel) submitted a request to URT (Regulator for the Telecommunication Market) to extend the UMTS service launch deadlines by 12 months to the end of 2004.

PTC has not received a response from the Regulator, whose President was changed in October 2001. Mr. Ferenc replaced Mr. Zdrojewski as president of URT.



GSM 1800 LICENSE FEE REDUCTION REQUEST SUBMITTED

In September 2001, PTC also submitted a request to the URT to reduce the cost of its GSM 1800 license from Euro 100 million to Euro 50 million. In 1999, PTC committed to pay Euro 100 million for use the relevant frequencies across the whole country while its closest competitor, Polkomtel SA, purchased similar rights for a limited area for approximately Euro 50 million. In May 2001, URT extended Polkomtel's rights to cover the whole country for a nominal fee. PTC in its claim is seeking equal treatment to Polkomtel. As of today, we have not received a decision from URT.



EUROPEAN FOUNDATION FOR QUALITY MANAGEMENT

PTC was recently accepted as a member of the European Foundation for Quality Management, as the first Polish telecommunication company and seventh company from the country.



NEW ISO STATUS IN PTC

In the third quarter 2001, PTC was awarded the ISO 14001:1996 status by Lloyd's Register Quality Assurance. This ISO status is the result of the tight control of PTC's environmental management system in the development and operations of its cellular network.



AWARDS

During  the  third   quarter  of  2001,   PTC  was  named  the  second   biggest
telecommunication  company  in Poland  by the  Polish  Telecommunication  Market
Report.

PTC was also named the most valuable company in Poland in a survey conducted by Businessman Magazine, a widely read business publication in Poland.

PTC was also named a leader in the Polish wireless telecommunication market and the leader in telecommunication services designed for business customers by Home and Market Magazine (July 2001).



NEW VALUE ADDED SERVICES

During the third quarter, PTC introduced a car fleet management service based on GPS and GSM to allow its business customers to monitor and manage their fleets. PTC began selling this service in the middle of July.

In August 2001, PTC introduced trail Cell Broadcast service based on advertising revenue stream.

Cell Broadcast is a communication channel that provides PTC's subscribers with information depending on their position (BTS based). Within the specified area advertisers inform subscribers (massage is shown on the display of handset) about their products and services. The service is free of charge to subscribers
- advertisers pay per emitted massage in each area.

In September 2001, PTC launched SMS Premium, an SMS based product that allows its subscribers access the content services for the price of PLN 1 to 9 per event. PTC in cooperation with different content providers offered more than 20 categories of services in the area of information, entertainment and sport. PTC is continuing its negotiations with other content providers extend the range of services and to make the services available to a much wider customer base in the coming months.

Also in September, PTC begun to offer Press SMS, SMS-based vote collection system, marketed in cooperation with traditional media (radio) and public utility services.

At the same time, PTC increased the number of available categories in eraWAP sites. New games and quizzes (Omnibus, Birthday, and Quo Vadis) were the most popular both on WAP and SMS channels.

In addition, to make SMS-based products more attractive for heavy users, PTC offered SMS-packages: 10 SMSs per PLN 3.0 (US$ 0.7); 30 SMSs per PLN 10.0 (US$ 2.4). The standard price per SMS is PLN 0.5 (US$ 0.1).




         For further information please contact:



         Malgorzata Zelezinska                  Alexander Fudukidis

         IR Manager                             Global Corporate Relations Inc.

         Telephone: (+48) 22 413 3275           Telephone: (+1) 212 262 6103

         Mobile: (+48) 602 20 3275              Mobile: (+1) 646 258 2071

         Fax: (+48) 22 413 6235                 Fax: (+1) 212 262 6115

         mzelezinska@era.pl                     fudukidisa@msn.com

Annex 1  Statements of Operations - Summary Level from SEC 6-K report

         (International Accounting Standards - in thousands of PLN)



                                           Nine months      Three       Nine months      Three
                                              ended      months ended      ended      months ended

                                            September     September      September     September
                                             30, 2001      30, 2001      30, 2000       30, 2000

                                           (unaudited)   (unaudited)    (unaudited)   (unaudited)
                                                                        (restated)     (restated)

Net sales                                   3,193,425     1,152,197      2,684,231       998,115

Cost of sales                              (1,917,295)    (678,323)    (1,681,029)     (583,763)
                                           ------------- ------------- -------------  --------------
Gross margin                                1,276,130       473,874      1,003,202       414,352

Operating expenses                          (583,168)     (186,707)      (540,188)     (176,815)
                                           ------------- ------------- -------------  --------------
Operating profit                              692,962       287,167        463,014       237,537

Non-operating items
   Interest and other financial income         48,040        73,118        139,321        75,449
   Interest and other financial expenses    (539,686)     (564,926)      (684,716)     (250,795)
                                           ------------- ------------- -------------  --------------
Profit/(loss) before taxation                 201,316     (204,641)       (82,381)        62,191

Taxation benefit/(charge)                     (1,394)        52,473       (23,515)      (25,386)
                                           ------------- ------------- -------------  -------------
Net profit/(loss)                             199,922     (152,168)      (105,896)        36,805
                                             ========      ========       ========      ========


Annex 2    Balance Sheet - Summary Level from SEC 6-K report
          (International Accounting Standards - in thousands on PLN)


                                                               At                             At

                                                       September 30, 2001              December 31, 2000

                                                           (unaudited)                    (restated)
Current assets
       Cash and cash equivalents                                19,807                       29,465
            Short-term investment                              198,937                      191,679
       Debtors and prepayments                                 524,588                      481,666
       Inventory                                               187,906                      209,290
                                                          ------------                 ------------
                                                               931,238                      912,100


Long-term assets
       Tangible fixed assets, net                            3,856,282                    3,514,091
       Intangible fixed assets, net                          2,452,110                    2,314,171
            Financial assets                                    52,770                       96,880
       Deferred costs                                           69,517                      202,747
                                                         -------------                -------------
                                                             6,430,679                    6,127,889
                                                         -------------               --------------
Total assets                                                 7,361,917                    7,039,989
                                                             =========                   ==========

Current liabilities                                            775,936                    2,193,034

Long-term liabilities                                        5,617,794                    4,097,642

Deferred tax liability, net                                     64,011                       60,508

Provisions for liabilities and charges                           3,648                        1,858
                                                        --------------                -------------
Total liabilities                                            6,461,389                    6,353,042
                                                        --------------             ----------------
Shareholders' equity
       Share capital                                           471,000                      471,000
           Additional paid in capital                          409,754                      409,754
           Hedge reserve                                        35,127                            -
            Accumulated deficit                               (15,353)                    (193,807)
                                                        --------------              ---------------
                                                               900,528                      686,947
                                                        --------------              ---------------
Total liabilities and Shareholders' equity                   7,361,917                    7,039,989
                                                              ========                     ========


Annex 3 Statements of Cash Flows - Summary Level from SEC 6-K report
        (International Accounting Standards - in thousands of PLN)


                                                                                Nine months          Nine months
                                                                                  ended                ended
                                                                                September 30,        September 30,
                                                                                   2001                 2001

                                                                                 (unaudited)          (unaudited)
                                                                                                      (restated)
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

  Net (loss)/profit before taxation                                                  201,316              (82,381)

Adjustments for:
Depreciation and amortization                                                        541,551               362,740
Charge to provision  and write-offs of doubtful debtors                               52,619               108,014
Charge to/(reversal of) provision for inventory                                      (1,317)                 8,528
Other provisions and special funds                                                     1,790                 1,303
Foreign exchange losses, net                                                         125,185               119,852
Loss/(gain) on disposal of tangibles and intangibles                                 (4,496)                 5,505
Interest expense, net                                                                364,481               380,435
                                                                                ------------        --------------
Operating profit before working capital changes, interest and income tax           1,281,129               903,996

Decrease/(increase) in inventory                                                      22,701              (64,581)
Increase in debtors, prepayments and deferred cost                                 (103,146)              (99,244)
Increase in trade payables and accruals                                                4,373                28,837
                                                                                ------------       ---------------
  Cash from operations                                                             1,205,057               769,008

Interest paid                                                                      (365,577)             (287,756)
Interest received                                                                     21,711                36,932
Income taxes paid                                                                      (783)                     -
                                                                                ------------      ----------------
Net cash from operating activities                                                   860,408               518,184

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                             (1,246,473)             (219,647)
Purchases of tangible fixed assets                                                 (992,706)           (1,134,237)
Proceeds from long-term investment, net                                               83,452                99,012
Proceeds from sale of equipment and intangibles                                       23,753                14,588
                                                                                ------------     -----------------
Net cash used in investing activities                                            (2,131,974)           (1,240,284)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Net proceeds from Bank Credit Facilities and Bridge Loan                           1,430,651                     -
Repayment of Loan facility                                                         (836,158)             (320,546)
Proceeds from the Notes issuance                                                     704,141                     -
Net change in overdraft facility                                                    (36,342)              (17,060)
                                                                                ------------        --------------
Net cash from/(used in)  financing activities                                      1,262,292             (337,606)

 Net decrease in cash and cash equivalents                                           (9,274)           (1,059,706)

Effect of foreign exchange changes on cash and cash equivalents                        (384)                 (501)

Cash and cash equivalents at beginning of period                                      29,465             1,095,509
                                                                                ------------       ---------------
Cash and cash equivalents at end of period                                            19,807                35,302


Annex 4 Consolidated Statement of Changes in Equity - Summary Level from SEC 6-K report
         (International Accounting Standards - in thousands of PLN)



                              Share Capital      Additional       Hedge reserve     Accumulated         Total
                                              paid-in capital                       deficit

Balance at January 1, 2000            471,000                -                -        (303,194)          167,806

Net loss for the period,                    -                -                -        (105,896)        (105,896)

                             ---------------- ------------------  ------------     -------------    -------------
Balance  at  September  30,           471,000                -                -        (409,090)           61,910
2000 (unaudited) (restated)
                                =============   ==============    =============    =============    =============

Additional paid-in capital                  -          409,754                -                -          409,754

Net profit for the period                   -                -                -         215,283          215,283
                             ---------------- ------------------   ------------    ---------------- -------------
Balance  at  December   31,           471,000          409,754                -        (193,807) (5)     686,947
2000  (restated)
                                =============   ==============    =============    =============     ===========


                              Share Capital      Additional       Hedge reserve     Accumulated         Total
                                              paid-in capital                       deficit

Balance   at   January   1,           471,000          409,754                -        (193,807)          686,947
2001,
Effect of adopting IAS 39                   -                -                -         (21,468)         (21,468)

Fair  value  gains  on cash                 -                -           35,127                -           35,127
flow hedge, less tax effect
Comprehensive   net  profit                 -                -                -          199,922          199,922
for the period

                             ---------------- ------------------  ------------ -   -------------    -------------
Balance  at  September  30,           471,000          409,754           35,127         (15,353)          900,528
2001 (unaudited)
                                =============   ==============    =============    =============     ===========


Annex 5           Statistical data


                                           Three months    Nine months ended    Three months      Nine months
                                               ended       September 30, 2001      ended             ended
                                           September 30,                       September 30,     September 30,
                                               2001                                 2000             2000
Number  of   subscribers                     3,503,695         3,503,695         2,516,965         2,516,965
(at   the   end  of  the
period)
                         Postpaid            2,284,562         2,284,562         1,900,999         1,900,999
                         Prepaid             1,219,133         1,219,133          615,966           615,966

Gross adds                                    396,662          1,204,600          415,235          1,172,517
                         Postpaid             217,852           690,738           274,127           820,115
                         Prepaid              178,810           513,862           141,108           352,402

MOU                                             160               158               161               158
                         Postpaid               201               194               183               177
                         Prepaid                80                 81                90               95

Outgoing MOU                                    73                 72                72               74
                         Postpaid               100                96                87               89
                         Prepaid                21                 20                24               18

SMSs                                            13                 12                8                 6
                         Postpaid               13                 12                9                 7
                         Prepaid                11                 11                7                 4

Churn                                          2.05%             1.76%             2.01%             2.12%
                         Postpaid              2.40%             2.24%             1.97%             2.05%
                         Prepaid               1.35%             0.72%             2.16%             2.37%

ARPU                                           106.4             105.2             132.0             130.7
                         Postpaid              140.1             136.0             159.2             155.3
                         Prepaid               40.6               38.4              47.0             45.4

Cost of Acquisition                            486.1             560.8             551.8             584.7
                         Postpaid              791.1             858.1             765.7             775.0
                         Prepaid               114.5             161.1             136.5             141.7


FOOTNOTES

(1) For the convenience of the reader, Zloty amounts have been translated into Dollars at the rate of PLN 4.2367 per Dollar, the fixing rate announced by the National Bank of Poland on September 28, 2001.

(2) Cash interest paid, net consists of interest paid excluding interest on licenses and Notes.

(3) Total current debt reflects selected current liabilities as represented in our Financial Statements including overdraft facilities and finance lease payables.

(4) Total long-term debt reflects selected long-term liabilities as represented in our Financial Statements including long-term notes, Bank Credit Facilities (excluding current portion) and finance lease payables (excluding current portion).

(5) The amount of PLN 193,807 representing accumulated deficit as at December 31, 2000 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. POLSKA TELEFONIA CYFROWA Sp. z o.o. (Registrant)



By: /s/ Boguslaw Kulakowski
Boguslaw Kulakowski, Director General



By: /s/ Wojciech Ploski
Wojciech Ploski, Director of Strategy, Marketing and Sales




By: /s/ Jonathan Eastick
Director of Finance



November 14,  2001



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